UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VALENTIS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

91913E02

(CUSIP Number)

Ronald L. Fein

Stutman, Treister & Glatt Professional Corporation

1901 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

(310) 228-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harris Toibb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 479,992

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 479,992

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D is filed in respect of shares of common stock, $0.001 par value per share ("Common Stock") of Valentis, Inc., a Delaware corporation ("Valentis"), the principal executive offices of which are located at 863A Mitten Road, Burlingame, California 94010.

Item 2.	Identity and Background
a. The person filing this statement on Schedule 13D is Harris Toibb.
b. Mr. Toibb's business address is 6355 Topanga Canyon Boulevard, Woodland Hills, California 91367.
c. Mr. Toibb is engaged in real estate development and personal investments.
d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.      Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Toibb is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Toibb, Toibb Investment LLC, a California limited liability company (“Toibb Investment”), and certain other parties entered into a certain Securities Purchase Agreement, dated June 24, 2005 (the “Securities Purchase Agreement”), with Valentis.  Toibb Investment is a entity indirectly owned and controlled by Mr. Toibb.  Pursuant to the Securities Purchase Agreement, (a) Mr. Toibb purchased, through his IRA retirement account, 151,200 shares of Common Stock (the “Toibb Shares”) and warrants (the “Toibb Warrants”) to purchase 75,600 shares (one warrant share for every two shares of Common Stock purchased) of Common Stock for an aggregate purchase price of $378,000, or a price per unit of $2.50, and (b) Toibb Investment purchased 40,400 shares of Common Stock (the “Toibb Investment Shares”) and warrants (the “Toibb Investment Warrants”) to purchase 20,200 shares (one warrant share for every two shares of Common Stock purchased) of Common Stock for an aggregate purchase price of $101,000, or a price per unit of $2.50.  The Toibb Warrants and the Toibb Investment Warrants have an exercise price of $3.51 per share and are exercisable at any time from June 24, 2005 through and until June 24, 2010.  Mr. Toibb utilized personal funds to purchase the Toibb Shares and will utilize personal funds to exercise the Toibb Warrants.  Personal funds of Mr. Toibb were utilized to purchase the Toibb Investment Shares and will be utilized to exercise the Toibb Investment Warrants.  The Toibb Shares, Toibb Warrants, Toibb Investment Shares and Toibb Investment Warrants were acquired directly from Valentis in a transaction not involving a public offering.

During the period March 31, 2005 through May 9, 2005, Mr. Toibb through his IRA retirement account made a series of open market purchases through registered broker-dealers aggregating a total of 157,611 shares of Common Stock at an average price per share of approximately $2.51, for an aggregate purchase price of $395,332.95 (the "Toibb Open Market Purchases").  Mr. Toibb utilized personal funds to make the purchases.

During the period March 22, 2005 through June 15, 2005, Toibb Investment made a series of open market purchases through registered broker-dealers aggregating a total of 764,262 shares of Common Stock at an average price per share of approximately $2.68, for an aggregate purchase price of $2,050,471.15 (the "Toibb Investment Open Market Purchases").  Personal funds of Mr. Toibb were utilized in the purchases.

Purchases made by Toibb Investment on June 10, 2005, resulted in Mr. Toibb beneficially owning more than 5% of the Common Stock issued and outstanding.

Item 4.	Purpose of Transaction

Mr. Toibb purchased the Toibb Shares and the Toibb Investments Shares for investment purposes and if the Toibb Warrants and Toibb Investment Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

Mr. Toibb purchased the Common Stock in the Toibb Open Market Purchases and the Toibb Investment Open Market Purchases for investment purposes.

Mr. Toibb may continue to acquire shares of Common Stock for investment purposes over a period of time and, although he has no present intentions to do so, he may sell some or all of his holdings at such times and in such amounts as he determines to be consistent with his investment objectives.

Mr. Toibb presently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j) other than possible open market purchases on sales of Common Stock in accordance with applicable law.

Item 5.	Interest in Securities of the Issuer
a. Mr. Toibb beneficially owns 479,992 shares of Common Stock. Mr. Toibb's ownership represents 2.8% of the Common Stock issued and outstanding.
b. Mr. Toibb has sole voting power and sole dispositive power with respect to 479,992 shares of the Common Stock.
c. On August 3, 2006, Toibb Investment sold 14,000 shares of Common Stock in the open market for an aggregate sales price of $5,460, or a price per share of approximately $0.39.

On August 4, 2006, Toibb Investment sold 1,000 shares of Common Stock in the open market for an aggregate sales price of $380, or a price per share of $0.38.

On August 4, 2006, Toibb Investment sold 12,500 shares of Common Stock in the open market for an aggregate sales price of $4,750, or a price per share of approximately $0.38.

On August 7, 2006, Toibb Investment sold 80,000 shares of Common Stock in the open market for an aggregate sales price of $30,400, or a price per share of $0.38.

On August 28, 2006, Toibb Investment sold 70,000 shares of Common Stock in the open market for an aggregate sales price of $27,300, or a price per share of approximately $0.39.

On August 28, 2006, Toibb Investment sold 10,000 shares of Common Stock in the open market for an aggregate sales price of $3,900, or a price per share of approximately $0.39.

On August 28, 2006, Toibb Investment sold 4,000 shares of Common Stock in the open market for an aggregate purchase price of $1,560, or a price per share of approximately $0.39.

On August 29, 2006, Toibb Investment sold 8,781 shares of Common Stock in the open market for an aggregate sales price of $3,425, or a price per share of $0.39.

On August 29, 2006, Toibb Investment sold 50,000 shares of Common Stock in the open market for an aggregate sales price of $18,000, or a price per share of approximately $0.36.

On August 30, 2006, Toibb Investment sold 479,000 shares of Common Stock in the open market for an aggregate sales price of $172,440, or a price per share of $0.36.

d. None.
e. The sales made by Toibb Investment on August 30, 2006 resulted in Mr. Toibb beneficially owning less than 5% of the Common Stock issued and outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2006
Date
/s/ Harris Toibb
Signature
Harris Toibb, an Individual
Name/Title